SEC 04004449 COMMISSION
Washington, D.C. 20549

RECEIVED FEB 25 2004 SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ambac Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

905 Marconi Avenue
(No. and Street)

Ronkonkoma, (City) New York (State) 11779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Gandolfo (212) 208 - 3349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report and Supplemental
Report on Internal Control thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
Ambac Securities, Inc.:

We have audited the accompanying statement of financial condition of Ambac Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ambac Securities, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 12, 2004

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	1,254,850
Accounts receivable		203,034
Fixed assets, net of accumulated depreciation of $254,332		15,800
Deferred tax asset		54,178
Taxes receivable		520,840
Prepaid expenses		67,814
Total assets	$	2,116,516

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	716,187
Due to affiliate		78,632
Due to Parent		7,967
Total liabilities		802,786
Stockholder's equity		
Common stock, par value $0.01 per share, 10,000 shares authorized and outstanding		100
Additional paid-in-capital		2,082,099
Accumulated deficit		(768,469)
Total stockholder's equity		1,313,730
Total liabilities and stockholder's equity	$	2,116,516

See accompanying notes to statement of financial condition.

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of Ambac Capital Corporation)

Notes to Statement of Financial Condition

December 31, 2003

(1) Background

Ambac Securities, Inc.'s principal business is the marketing of local government investment pools and registered investment pools to various state school districts, hospital and health care organizations, park districts and municipalities. In addition, Ambac Securities, Inc. provides other investment services to the shareholders of the pools, including brokering certificates of deposit transactions and other short-term fixed income securities transactions with banks and other qualified financial institutions.

Ambac Securities, Inc. (the Company) is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

Ambac is a wholly owned subsidiary of Ambac Capital Corporation (the Parent), which is a wholly owned subsidiary of Ambac Financial Group, Inc. (AFG).

On November 24, 2003, AFG announced that it had entered into an agreement to sell the operations of the Company and its affiliate Cadre Financial Services, Inc. (CFS) to PFM Asset Management LLC (PFM).

(2) Summary of Significant Accounting Policies

Principles of Presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

During 2002, the Company entered into an agreement with First Southwest Company, who is a broker-dealer. The Company maintains a $100,000 deposit account at First Southwest Company.

(3) Income Taxes

The Company is included in AFG's consolidated Federal income tax return. Pursuant to a tax sharing agreement with AFG, amounts assessed/reimbursed are based upon a separate return calculations made as if the Company had filed its own Federal income tax returns on a stand-alone basis. The Federal income tax receivable shown in the statement of financial condition is due from an affiliate relating to the aforementioned agreement. The Company files its own state tax returns.

(4) Fixed Assets, Net

Fixed assets at December 31, 2003, consisted of the following:

Computer equipment	$	254,222
Furniture and fixtures		15,910
		270,132
Less: accumulated depreciation		254,332
	$	15,800

Depreciation of furniture and fixtures and equipment is provided over the estimated useful lives of the respective assets, ranging from 3 to 5 years, using the straight-line method.

(5) Employee Benefits

Pension

The Company is a participant in AFG's defined benefit pension plan covering substantially all employees. Benefits are based on years of service and an employee's compensation during the last five years of employment. The funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Substantially all employees of the Company are also covered by a defined contribution plan, for which contributions and costs are determined as 6% of each eligible employee's base salary, plus a matching Company contribution of 50% on contributions up to 6% of base salary, made by eligible employees to the plan, subject to Internal Revenue Code limitations.

Incentive Program

The Company established a retention bonus plan (the Plan) for key officers and employees of the Company based upon predetermined criteria. As a condition of payment under the Plan, officers and employees are required to remain employed by the Company until the closing date of the sale to PFM.

In addition to the Plan established for key officers and employees, the Company maintains a sales compensation plan, which provides incentive compensation to members of our sales team for achieving and exceeding objectives as well as performing their key responsibilities.

(6) Related Party Transactions

In the ordinary course of business, the Company participates in a variety of administrative transactions with its affiliates. Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis. The nature of these transactions and their related effect on the Company's statement of financial condition at December 31, 2003 were as follows:

Due to Affiliate

Due to affiliate on the statement of financial condition represents the net aggregate amount due to CFS and Ambac Assurance Corporation (AAC) for expenses paid by CFS and AAC, respectively, on behalf of the Company. Such expenses include employee health insurance payments, state income tax payments, and other payroll related charges.

On April 1, 2002, the Company entered into a service agreement with CFS to assure proper allocation of expenses between the two affiliates. The allocations of the shared expenses are based upon the services provided and the resources shared.

Due to Parent

Due to Parent on the statement of financial condition represents the net aggregate amount due to the Parent and AFG mainly for pension liability and payroll expenses made by the Parent or AFG on behalf of the Company.

(7) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS No. 107), requires entities to disclose information about the estimated fair values of their financial instruments. At December 31, 2003, the fair values of the Company's financial instruments were not materially different from their respective carrying values.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as adjusted, of $454,832, which was $354,832 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.8 to 1.0.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Ambac Securities, Inc.:

In planning and performing our audit of the statement of financial condition of Ambac Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 12, 2004